FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X                  Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes                        No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

24 March 2023

HSBC HOLDINGS PLC - GROUP REPORTING CHANGES

HSBC Holdings plc has today published comparative financial information in connection with certain elements of the previously announced changes to its financial reporting framework, which are effective from 1 January 2023.

In advance of the publication of HSBC Holdings plc's 1Q 2023 Earnings Release, the attached data pack presents the impact on the previously reported financial information of HSBC Holdings plc and its consolidated subsidiary undertakings (the 'Group') for each quarter in the years 2021 and 2022, and the full years 2021 and 2022 of (i) the change in how we compute 'adjusted performance' to no longer exclude significant items and (ii) the reporting of performance by our main legal entities.

A copy of the data pack is also available to view and download at https://www.hsbc.com/investors/results-and-announcements/all-reporting

As a consequence of the reporting changes set out in HSBC Holdings plc's Annual Report and Accounts 2022 and in the annual report for the fiscal year ended 31 December 2022 filed with the SEC on Form 20-F on 22 February 2023 (the '2022 Form 20-F'), constant currency performance will be computed by adjusting comparative reported results only for the effects of foreign currency translation differences between the relevant periods. This will enable users to understand the impact of foreign currency translation differences on the Group's performance.

We will separately disclose 'notable items', which are components of our income statement which management would consider as outside the normal course of business and generally non-recurring in nature.

While our primary segmental reporting by global business remains unchanged, effective from 1 January 2023 the Group will change the supplementary presentation of results from geographical regions to main legal entities to better reflect the Group's structure.

The reporting of the Group's main legal entities will comprise the following:

●
The Hongkong and Shanghai Banking Corporation Limited
●
HSBC UK Bank plc
●
HSBC Bank plc
●
HSBC North America Holdings Inc.
●
HSBC Bank Canada
●
HSBC Bank Middle East Limited
●
Grupo Financiero HSBC, S.A. de C.V. (Mexico)
●
Other trading entities

While these reporting changes will impact the previously reported 'adjusted' results of the Group and global business operating segments, they have no impact on and do not change the consolidated reported financial results of the Group or segmental results.

For illustrative purposes, the results of our global business operating segments and additional information have been re-presented following the changes outlined above. The re-presentation has been included in the attached data pack for:

●
Quarterly periods from 1Q21 to 4Q22; and
●
Full year 2021 and 2022.

The data pack does not include the impact on the Group's previously reported financial information following the implementation of IFRS 17 'Insurance Contracts', effective 1 January 2023. A transition document with quarterly IFRS 17 comparatives for 2022 is expected to be provided alongside the Group's 1Q23 results publication on 2 May 2023.

The Group's reported results are prepared in accordance with International Financial Reporting Standards ('IFRSs'), as detailed in the HSBC Holdings plc Annual Report and Accounts 2022. To measure performance, the Group also uses non-GAAP financial measures, including those derived from reported results that eliminate foreign currency translation differences between periods. The 'constant currency' measure is described below.

The global business segmental results for comparative periods are presented on a constant currency basis in accordance with IFRS 8 'Operating Segments', as detailed on page 360 of HSBC Holdings plc's Annual Report and Accounts 2022 and on page 385 of the 2022 Form 20-F. Constant currency performance is computed by adjusting comparative period reported results for the effects of foreign currency translation differences, which distort period-on-period comparisons.

The Group considers that constant currency performance provides useful information for investors by aligning internal and external reporting, and reflects how management assesses period-on-period performance.

Investor enquiries to:
UK - Richard O'Connor              +44 (0) 20 7991 6590
HK - Mark Phin                         +852 2822 4908

Media enquiries to:                  +44 (0) 20 7991 8096

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 62 countries and territories. With assets of US$2,967bn at 31 December 2022, HSBC is one of the world's largest banking and financial services organisations.

 Please click on the following link to view the associated data pack:
http://www.rns-pdf.londonstockexchange.com/rns/1730U_1-2023-3-24.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 24 March 2023